

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2026

Christopher Thome
Chief Financial Officer
Graham Corporation
20 Florence Avenue
Batavia, New York 14020

  Re: Graham Corporation
    Registration Statement on Form S-3
    Filed April 30, 2026
    File No. 333-295458

Dear Christopher Thome:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Uwem Bassey at 202-551-3433 or Jeff Kauten at 202-551-3447 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Technology

cc: Alexander R. McClean